UNITED STATES

SECURITIES AND EXHANGE COMMISSION

WASHINGTON D.C.

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Northsight Capital, Inc
(Name of Issuer)

Common Stock
(Title of Class of Securities)

66702 Q 203
(CUSIP Number)

John G. Nossiff, Esq.
The Nossiff Law Firm LLP
300 Brickstone Sq., St 201
Andover, MA 01810
(978) 409 2648
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 14, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 66702 Q 203
1.	Names of Reporting Persons Kuboo, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power: 8,540,000
		8.	Shared Voting Power: 0
		9.	Sole Dispositive Power: 8,540,000
		10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,540,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) .
13.	Percent of Class Represented by Amount in Row (11) 8.6%
14.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer

Common Stock
Northsight Capital, Inc. 7740 East Evans Rd. Scottsdale, AZ 85260

Item 2.	Identity and Background

Kuboo, Inc. (f/k/a Safe Communications, Inc.) is a Texas corporation and its principal business is a web portal that provides safe texting and emailing for children.

The address of Safe Communications, Inc., including its principal office, is:

7740 East Evans Rd.

Scottsdale, AZ 85260

     (d) Safe Communications, Inc. has not during the past 5 years been convicted in any criminal proceeding.

     (e) Safe Communications, Inc. has not during the past 5 years been subject to a civil or judicial proceeding as a result of which it was or is subject to a judgment or final order enjoining violations of the securities laws or finding any violation of such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The reporting person originally used $250,000 of its working capital to acquire 10,000,000 shares of the Issuer’s common Stock directly from the Issuer.

Item 4. (a)-(j)

Purpose of Transaction

The reporting person originally acquired control of the Issuer with the intention of causing the Issuer to engage in a reverse acquisition with an affiliate of the reporting person (“operating company”), subject to obtaining necessary board approvals and negotiation and execution of definitive agreements.  The Issuer has since acquired assets and commenced business operations during the first quarter of 2014.

In accordance with the Stock Purchase Agreement, pursuant to which control of the Issuer was acquired on May 31, 2011, the then President and two of the Issuer’s then three directors resigned, and the President of the reporting person was appointed a director and interim President of the Issuer.  The last of the three persons who were directors immediately prior to the closing of the acquisition have since tendered their respective resignations.

Item 5.	Interest in Securities of the Issuer

A	Safe Communications, Inc. Amount: 8,540,000 Percentage: 8.6%

B	Sole Voting Power: 8,540,000
Shared Voting Power: 0
Sole Dispositive Power: 8,540,000
Shared Dispositive Power: 0

C

The reporting person sold shares as follows: 600,000 shares on June 30, 2014, 300,000 shares on July 16, 2014, 240,000 shares on August 14, 2014, and 320,000 shares on September 12, 2014, all at a price of $.125 per share. The shares were sold to existing shareholders of the reporting person in private transactions.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer N/A

Item 7.	Material to Be Filed as Exhibits

Exhibit 1: Common Stock Purchase Agreement dated as of May 27, 2011, by and between Safe Communications, Inc., Northsight Capital, Inc. and the certain Shareholders of Northsight Capital, Inc. (filed as Exhibit 1 to Schedule 13D filed with the SEC 06/02/2011 and incorporated by this reference.)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 24, 2014
Date
Kuboo, Inc. By: /s/ John P. Venners, President